MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION

 AND OPERATING RESULTS

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MAY 31, 2007

Management analysis of the financial situation and operating results /
Management discussion and analysis

This analysis is presented in order to provide the reader with an overview of changes to the financial position for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2006 and May 31, 2007. It also includes a comparison between the operating results, cash flows and financial position for the period ended May 31, 2007 and those from the previous fiscal year.

This analysis, completed on September 5, 2007, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2007 and presented in this annual report. Neptune financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

Overview

Neptune’s 2007 fiscal year was devoted to the commercialization of its dietary supplements product in North America and Asia. Neptune also deployed development initiatives within European and Australian markets. This was accomplished through Company participation in various tradeshows in order to promote its products and maintain its level of excellence, established and enhanced since the Company’s inception. During the fiscal year ending May 31, 2007, Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional food and medical food markets, as well as in the biopharmaceutical market.  Neptune successfully concluded towards the end of its fiscal year, two strategic alliances with giants in the food industry, Yoplait and Nestle.

The Company sustained its clinical research initiatives. As a result, Neptune is now able to leverage scientific results demonstrating the health benefits of Neptune Krill Oil (NKO™) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation and attention deficit disorder and hyperactivity.

During the second quarter of the 2007 fiscal year, the Company realized a private placement for a total amount of $4.500M with the issuance of 1,5M shares at $3.00 per share.  The Company also started the reimbursement the short term portion of its long term debt.

Principal Financial Information
(In thousands of dollars, except per share data)
	2007	2006	2005
Sales	8,126	6,912	4,838
EBITDA[1]	1,504	1,049	401
Net Loss	2,677	886	1,768
Net Loss per Share and Diluted Loss per Share	0,075	0,029	0,069
Total Assets	13,636	8,114	7,297
Working Capital[2]	6,115	1,783	362
Shareholder Equity	7,709	2,937	(2,640)
Book Value per Common Share[3]	0,210	0,086	(0,103)
Long Term Financial Liabilities	3,295	2,946	8,025

Comments relative to the significant variations

Sales

Sales increased to $8.1M for the fiscal year ended May 31, 2007; an 18% increase over the fiscal year ended May 31, 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

At the close of the 2007 fiscal year, the Company EBITDA(1) was up by $0.455M compared to the previous fiscal year from $1.049M to $1.504M, an increase of 43%.

Net loss

The net loss for the fiscal year ended May 31, 2007 was $2.677M (or $0.075 per share) compared to a net loss of $0.886M or $0.029 per share for the fiscal year ended May 31, 2006. This result was primarily due to the increase of the stock-based compensation charge by $2.118M and the gain on settlement of debentures of $1.400M recorded in the previous fiscal year.  Excluding these two items, non-cash for the stock-based compensation and non-recurrent for the gain on settlement of debentures, the differential would have been positive by $1.727M compared to the previous fiscal year.  Also, if we exclude the stock-based compensation charge of $2.830M for the year ending May 31, 2007, the Company would have realized positive earnings of $0.153M for the first time of its existence, which demonstrate an improvement of the performance related to the operations. The substantial increase of the stock-based compensation charge is mainly explained by the increase of the stock value and by the cancellation of certain contracts with non-employees during the fiscal period. The increase of the charge is therefore not caused by the number of stock options granted. This conclusion is also confirmed by the decrease of the percentage of the cost of sales and operating expenses over total sales which went from 84% for the year ending May 31, 2006 to 77% for the year ending May 31, 2007.  The Company also reduced its financial expenses by $0.435M following the elimination of the convertible debentures in the previous fiscal year and reduced the amortization by $0.595M mainly due to the termination of the amortization of the start-up costs.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2007

	Total	First Quarter	Second Quarter Restated	Third Quarter Restated	Fourth Quarter
Sales	8,126	1,552	1,947	2,889	1,738
EBITDA(1)	1,504	303	546	719	(64)
Net loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per share basic and diluted	(0,075)	(0,008)	(0,013)	(0,013)	(0,041)

Fiscal Year Ended May 31, 2006
	Total	First Quarter Restated	Second Quarter Restated	Third Quarter	Fourth Quarter
Sales	6,912	1,683	1,354	1,745	2,130
EBITDA(1)	1,049	342	245	235	227
Net Earnings (net loss)	(886)	(390)	(453)	665	(708)
Earnings (loss) per share basic and diluted	(0.029)	(0,015)	(0,018)	(0,021)	(0,023)

In the fourth quarter of the fiscal year ending May 31, 2007, the Company realized a negative EBITDA of $0.064M mainly due to expenses related to the implementation of the new Canadian regulation 52-109 and related U.S. Sarbanes-Oxley regulation as well as the NASDAQ Capital Market registration.  All these expenses combined with the options granted in May 2007 contributed to the higher fourth quarter loss compared to the three previous quarters.

Treasury flow and financial situation

Operating Activities

In 2007, operating activities generated a decrease in liquidities of $1.605M, compared to increase for the corresponding period ended May 31, 2006. The decrease of $1.605M is not due to the net loss of $2.677M since it includes a non-cash expense of $2.830M related to the stock-based compensation for employees and non-employees.  The decrease in liquidities is mainly attributable to the variations in working capital items from one fiscal year to the next for an amount of $2.355M.  The change in working capital items for the 2007 fiscal year compared to the previous year is primarily due to an increase during 2007 in trade accounts receivable of $1.583M, and an increase in inventory of $0.859M.  These variations are further explained in the Financial Position section.

Investing Activities

During the fiscal year ended May 31, 2007 the investing activities generated a decrease in liquidities of $3.524M.  This decrease is mainly due to the investment in the short term deposits of excess cash for $2.600M and to the plant acquisition of $1.255M net from the seller’s balance of sale in the form of a secondary mortgage loan of $0.357M.

Financing Activities

During the fiscal year ended May 31, 2007, the financing activities generated an increase in liquidities of $4.912M.  This increase is mainly due to November 2006 private placement of $4.500M and the conclusion of the financing of the plant acquisition for $0.855M.  The Company also issued shares following the exercise of options and warrants for a total of $0.480M.  In counterpart the Company had to disburse $0.361M in share issue expenses and $0.784M in long-term debt repayment.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.217M for the period ended May 31, 2007.

Financial Position

The following table details the important changes to the balance sheet at May 31, 2007 compared to May 31, 2006:

Accounts	Increase (Reduction) (in Thousands of dollars)	Comments
Cash	(217)	See cash flows statement
Short term deposits	2,600	Placement of portion of the financing
Receivables	1,583	Increase in sales and credit terms extension
Inventory	859	Increase in both raw material and NKO inventories in order to secure increase in sales and production
Fixed assets	853	Plant acquisition
Long-term debt	549	Financing of plant acquisition

Primary annual financial ratios

	2007	2006	2005
Working Capital Ratio (current assets/current liabilities)[1]	3,32	1,80	1,19
Solvency Ratio (Debt Capital/Shareholder Equity)2*	0,55	1,26	1,47

* Including convertible debentures for 2005

Most of the Company’s financial ratios improved during the period ended May 31, 2007 compared to the period ended May 31, 2006 due to the overall real performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Periods

Contractual Obligations	Total	Less than one period ($)	2 to 3 periods ($)	4 to 5 periods ($)	More than 5 periods ($)
Long-term Debt	4,183	918	1,801	807	657
Loans guaranteed by investments in lease contracts*	55	27	26	2	-
Other lease contracts	570	85	172	175	138
Total liabilities	4,808	1,030	1,999	984	795

*

Including interest fees.

An option totaling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 5 « Related Party Transactions » of the Company’s financial statements as at May 31, 2007.

Change in Accounting Policies

Changes in accounting policies are described in note 3 « Changes in Accounting Policies » included in the Company’s financial statements as at May 31, 2007.

Subsequent Events

No subsequent event to the balance sheet date.

Critical accounting policies

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment assets and patents for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or patents are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method, In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management dos not recognize any value in the future assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stocked based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The cost of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions.  The use of this model requires highly subjective assumptions, especially the one relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards issued and not adopted

Section 1530 of CICA Handbook (Canadian Institute of Chartered Accountants), “Comprehensive Income” establishes standards for the reporting and display of comprehensive income, but does not address issues of recognition or measurement of comprehensive income and its components. The Company believes that the adoption of this standard will not have significant impact on is financial statements. Section 3855, “Financial Instruments-Recognition and Measurement” establishes standards for the recognition and measurement of all financial instruments, provides a characteristic-based definition of a derivative instrument, provides criteria to be used to determine when a financial instrument should be recognized and provides criteria to be used to determine when a financial liability is considered to be extinguished. Section 3861, “Financial Instruments-Disclosure and Presentation”, which replaces section 3860, establishes standards for presentation for financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. We have not yet determined the impact, if any, of the adoption of these standards on our financial position or results of operations.

Effectiveness of Disclosure Procedures and Controls

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the director of finance and the controller of the Company. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of May 31, 2007.

Internal Control Over Financial Reporting

Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with Canadian GAAP. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining adequate ICFR. The CEO and the CFO of the Company, after evaluating the design of the Company’s ICFR as of May 31, 2007, have concluded that the Company’s ICFR provides reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with Canadian GAAP. During the year ended May, 2007, there have been no changes in the design of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have 90% of its receivables guaranteed by insurers unless exceptional circumstances. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As of May 31, 2007, the Company did not have any foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company also undertook the necessary steps to obtain Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov.

As at September 5, 2007, the total number of common shares issued by the Company and in circulation was 37,012,096 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/S/Henri Harland

 /S/ André Rodin

President and CEO

Vice-President, Administration and Finance

Footnotes

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(4)

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(5)

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.